40-202A/A

10000523

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No. 803-194

FIRST AMENDED APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(G) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT AND ITS OFFICERS AND EMPLOYEES ACTING WITHIN THE SCOPE OF THEIR EMPLOYMENT NOT TO BE PERSONS WITHIN THE INTENT OF THE ADVISERS ACT

RFA Management Company, LLC

2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404) 486-4622

Dated: March 17, 2010

Please direct all questions, communications, notices, and orders to:

Donald P. Carson
RFA Management Company, LLC
2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404)-486-4622

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Total Pages: 20

TABLE OF CONTENTS

Page

I. INTRODUCTION 1

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND RFA 1

- A. HISTORY AND OWNERSHIP 1
- B. CLIENTS 2
- C. SERVICES 2
- D. COMPENSATION 4

III. REQUEST FOR AN ORDER 4

IV. DISCUSSION 6

- A. RFA DOES NOT HOLD ITSELF OUT AS AN INVESTMENT ADVISER 6
- B. RFA PROVIDES SERVICES OTHER THAN THOSE TRADITIONALLY PROVIDED BY INVESTMENT ADVISERS 6
- C. THERE IS NO PUBLIC INTEREST IN REQUIRING RFA OR RFA OFFICERS AND EMPLOYEES TO BE REGISTERED UNDER THE ACT 7

V. PRECEDENT 7

VI. PROCEDURAL MATTERS 9

VII. REQUEST FOR ORDER OF EXEMPTION 10

VIII. APPLICANT'S CONDITIONS 10

I. INTRODUCTION

RFA Management Company, LLC, a Georgia limited liability company ("RFA" or the "Applicant"), hereby submits this First Amended Application (the "Amended Application") for an Order under section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended (the "Act"), declaring RFA and its officers and employees acting within the scope of their employment not to be persons within the intent of the Act. RFA is a limited service "family office" that manages investments and performs incidental services exclusively for the heirs and beneficiaries of the Estate of O. Wayne Rollins, his spouse, their lineal descendants (including adopted children) and the spouses and former spouses of such descendents (collectively, the "Family"). The Applicant also provides advisory services to trusts created exclusively for the benefit of Family members, private foundations and other entities all owned exclusively by Family members (or, in the case of charitable organizations solely funded by the Family) (the "Related Entities" and, together with the members of the Family, the "Family Clients"). Applicant is owned, directly or indirectly, exclusively by members of the Family. The Manager of RFA is LOR, Inc., which is owned by members of the Family and which has three directors, two of whom are members of the Family.

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND RFA

A. HISTORY AND OWNERSHIP

O. Wayne Rollins created the predecessor organization to RFA in 1978 and RFA specifically in 2003 to centralize and coordinate investment management and incidental services for the Family and the Related Entities.

B. CLIENTS

The universe of RFA's current and prospective clients is limited to Family Clients. All of the Related Entities are (i) controlled exclusively by members of the Family or by, the trustees of the Family trusts, which benefit only Family members and where such trustees are in substantial part Family members, but may in a few instances may be independent trustees acting as such or by RFA, (ii) maintained for the exclusive benefit of members of the Family and/or charitable entities (either directly or through other Related Entities) or (iii) are owned exclusively by members of the Family or charitable organizations.

RFA does not and will not offer or hold itself out to the public as an investment adviser.

C. SERVICES

As discussed in greater detail below, RFA (i) provides investment management services to Family Clients, (ii) assists Family Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Family Clients.

RFA's investment management services consist of (i) evaluating the performance and strategies of third-party investment managers, (ii) assisting members of the Family in selecting those managers that it determines to be appropriate for Family Clients, (iii) recommending managers to Family Clients and (iv) monitoring the performance of managers and making recommendations regarding the disposition of managers. From time to time, RFA employs third-party consultants to review and recommend outside managers. RFA performs investment management services either directly or as the manager of investment funds whose members consist exclusively of Family Clients. RFA created these investment funds to enable the Family and the Related Entities to pool their assets to achieve economies of scale, access investments with minimum contribution requirements that otherwise could not be met and generally invest the Family's and the Related Entities' capital more efficiently. RFA does not itself make investments in these pooled investment funds or alongside them, except in minimal amounts (not exceeding 1%) as the manager of these pooled investment funds.

RFA also ensures that each Family Client's available cash matches its cash needs; maintains asset performance records; prepares reports in various formats to meet the requests of various members of the Family and Related Entities; and develops tax strategies for the assets under its management.

RFA meets with members of the Family, both in their individual capacities and in their capacities as officers or fiduciaries of Related Entities, to review investment performance, recommend asset allocations, monitor spending levels and ensure that cash is available as needed for personal use, tax payments, distributions and grants to charity.

Centralizing investment management at RFA is particularly cost effective for the Family and the Related Entities because of RFA's deep involvement exclusively with the Family. RFA's officers and employees ("RFA Employees") know the members of the Family personally, and know the "big picture" of expected inheritances, all currently available assets and possible Family sources of charitable giving. RFA could not possibly offer this level of confidential, personalized expertise to the public, and it has no intention to and will not do so.

RFA limits its investment management services to those described above. It does not provide the personal services offered by some family offices, such as hiring household employees, arranging car maintenance, etc. RFA does provide tax filing services associated with household employee activities, provides investment education to Family members and conducts meetings that encourage communication and cooperation among Family members that ultimately supports and maintains the benefits of collective investment and asset management.

RFA's Employees devote substantially all of their time to the activities of RFA described above.

D. COMPENSATION

RFA is paid fees from and holds profits interests in various Related Entities. Generally when RFA manages a pooled investment fund for Family Clients, it will be paid either a management fee, which is a percentage of assets under management, or occasionally it will receive as its compensation a profits interest or carried interest in the pooled investment fund. Historically, RFA has recovered its direct and overhead expenses and generated a small profit, but depending on the actual facts of operation, RFA can generate profit or loss in any year of operation. As the owners of RFA, Family Clients either derive the benefit of RFA profits or are responsible for funding its losses.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities..." RFA's activities appear to fall within the definition of investment adviser. RFA requests that the Securities and Exchange Commission (the "Commission") issue an Order pursuant to section 202(a)(11)(G) declaring RFA and RFA Employees when acting within the scope of their employment not to be investment advisors within the intent of section 202(a)(11) of the Act. The request for the Order includes RFA Employees within its scope because, if an Order is issued with respect to RFA, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

Section 203(b) of the Act provides for the following exceptions from registration under section 203(a), none of which apply to RFA:

(1) The first exception for "intrastate" investment advisers is not available to RFA or the RFA Employees because not all of RFA's Family Clients are residents of Georgia where RFA has its principal place of business. In addition, RFA does not intend to limit its investment management activities to unlisted securities because RFA believes such a restriction would be inconsistent with its fiduciary obligations to manage the assets of the Family Clients in a prudent manner.

(2) The second exemption does not apply because the RFA clients are not insurance companies.

(3) The exception for "private" investment advisers also is not available to RFA or the RFA Employees because the Family and the Family's Related Entities, each of which generally must be counted as a separate client, brings RFA's list of clients to substantially more than fourteen.

(4) The fourth exception is not available to RFA because it is neither a charitable organization, as defined in section 3(c)(10)(B) of the Investment Company Act of 1940, nor a trustee, director, officer, employee or volunteer of such a charitable organization.

(5) The fifth exception is not available to RFA because it is not a plan described in section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer or employee of or volunteer of any such plan or person.

(6) The sixth exception is not available to RFA or the RFA Employees because RFA is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

(7) Finally, because RFA has assets under management of not less than $25,000,000, RFA is not prohibited from registering with the SEC under section 203A(a) of the Act.

Although none of these exceptions is available, requiring RFA or the RFA Employees to register under section 203(a) of the Act would not advance the public interest and is inconsistent with the purposes of the Act for the following reasons: (i) RFA and the RFA Employees do not hold themselves out to the public as investment advisers, (ii) RFA is owned entirely by the Family, and (iii) RFA provides its services solely to its Family Clients. Therefore, RFA requests that the Commission issue an Order pursuant to section 202(a)(11)(G) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. RFA DOES NOT HOLD ITSELF OUT AS AN INVESTMENT ADVISER

RFA does not hold itself out to the public as an investment adviser. RFA is not listed in the telephone book, any other directory or website as an investment adviser and does not engage in any advertising, attend any investment management-related conferences as a vendor or conduct any marketing activities. RFA will offer and provide investment advisory services only to Family Clients.

B. RFA PROVIDES SERVICES OTHER THAN THOSE TRADITIONALLY PROVIDED BY INVESTMENT ADVISERS

In addition to investment management services, RFA (i) assists Family Clients with cash management, record-keeping and tax planning and (ii) provides education and Family meetings and (iii) engages third-party service providers to perform "back office" services such as accounting, reporting, fee payment and tax return preparation. The compensation that Family Clients pay to RFA includes payment for these non-advisory services. RFA's advisory activities are consistent with the function of a "family office" serving the needs of the Family.

C. THERE IS NO PUBLIC INTEREST IN REQUIRING RFA OR RFA OFFICERS AND EMPLOYEES TO BE REGISTERED UNDER THE ACT

RFA is a private office that was formed to be the "family office" for the Family and the Related Entities. RFA has no, and in the future will not have any, clients other than Family Clients. RFA's services are tailored exclusively to the needs of the Family and the Related Entities, not to the needs of the retail public. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. Because RFA will not advise the public, there is no need to apply the Act to RFA's activities.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least eight recent instances: In the Matter of WLD Enterprises, Inc., Investment Advisers Act Release Nos 1A-2804 (October 17, 2008) (Notice) and 1A-2807 (November 14, 2008) (Order) (corporation owned by a single family that furnished "family office" services to the family and to entities owned by or for the benefit of the family and for certain related charitable entities; In the Matter of Slick Enterprises, Inc., Investment Adviser Act Release Nos 1A-2736 (May 22, 2008) and 1A-2745 (June 20, 2008) (Order) (corporation owned by a single family that furnished "family office" services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities; In the Matter of Woodcock Financial Management Company, LLC, Investment Advisers Act Release Nos. 1A-2772, 803-192 (August 26, 2008) (Notice) and 1A-2787 (September 24, 2008)(Order) (limited liability company owned by a single family that furnished services, including "family office" services to the same family and to entities owned by and for the benefit of the same family and/or certain related charitable entities); In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2362 (February 24, 2005) (Notice) and IA-2369 (March 25, 2005) (Order) (limited liability company owned by a single family that furnished "family office" services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and IA-2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Act, five copies of this Amended Application are being filed with the Commission, including one copy that has been executed by an officer of the Applicant. The Applicant desires that the Amended Application become effective without a hearing pursuant to Rule 0-5 under the Act. Pursuant to Rule 0-4(f) under the Act, the Applicant's address is indicated on the first page of this Amended Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Amended Application to:

Donald P. Carson
RFA Management Company, LLC
2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404) 486-4622

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Act, all requirements for the execution and filing of this Amended Application on behalf of the Applicant have been complied with in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Applicant, and the undersigned officer of the Applicant is fully authorized to execute this Amended Application under such documents. The Limited Liability Company Agreement of the Applicant authorizes the Manager to take such action as it deems in the best interest of the Applicant. The Manager believes that the execution and delivery of this Amended Application is in the best interest of the Applicant. The Applicant has adopted the Manager Resolutions attached hereto as Exhibit A authorizing the filing of this Amended Application. The verification required by Rule 0-4(d) under the Act is attached hereto as Exhibit B, the brief statement of the grounds for this Amended Application required by Rule 0-4(e) is contained in section III above, and the Proposed Notice of the proceeding initiated by the filing of this Amended Application required by Rule 0-4(g) under the Act is attached hereto as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicant requests that the Commission issue an Order under section 202(a)(11)(G) of the Act declaring the Applicant and the RFA Employees not to be persons within the intent of the Act.

VIII. APPLICANT'S CONDITIONS

Applicant agrees that the requested relief will be subject to the following conditions:

(1) RFA will offer and provide investment advisory services only to Family Clients and will not hold itself out to the public as an investment adviser.

(2) If RFA creates a board of directors or its equivalent, members of the Family will comprise at least a majority of such board of directors or its equivalent.

(3) RFA will at all times be owned, directly or indirectly, exclusively by one or more members of the Family.

(4) All the existing and future Related Entities are excepted from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act").

AUTHORIZATION AND SIGNATURE

LOR, Inc. is the Manager of RFA Management Company, LLC and in accordance with the terms and provisions of the Limited Liability Company Agreement of RFA Management Company, LLC is authorized to manage the business of RFA Management Company, LLC. All requirements of the Certificate of Formation and Limited Liability Company Agreement of RFA Management Company, LLC (the "*Applicant*") and all requirements of the Certificate of Incorporation and By-Laws of LOR, Inc. have been complied with in connection with the execution and filing of this Amended Application (the "*Amended Application*"). The Applicant, by resolutions duly adopted by its Manager as of March 15th, 2010 (a certified copy of which are attached as Exhibit A to this Amended Application) has authorized the making and filing of this Amended Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Applicant has caused the undersigned to sign this Amended Application on its behalf in the County of DeKalb, State of Georgia, on this 15th day of March, 2010.

RFA MANAGEMENT COMPANY, LLC

By: LOR, Inc.
Name: its Manager

By: [signature]
Name: DONALD P. CARSON
Title: SECRETARY / TREASURER

Attest: [signature]

PAMELA S. HADLOCK
Notary Public
Gwinnett County
State of Georgia
My Commission Expires May 6, 2012

EXHIBIT A

LOR, INC.

The undersigned, LOR, Inc. (the "Manager") hereby certifies that it is the Manager of RFA Management Company, LLC, and further certifies that the following resolutions were duly adopted by the Manager of RFA Management Company, LLC on March 15th, 2010 and are still in full force and effect:

RESOLVED, that the Manager of RFA Management Company, LLC be authorized to prepare and execute on behalf of RFA Management Company, LLC, and to file with the Securities and Exchange Commission (the "*Commission*") pursuant to section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended (the "*Act*"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring RFA Management Company, LLC and its officers and employees acting within the scope of their employment not to be persons within the intent of the Act; and

FURTHER RESOLVED, that the Manager of RFA Management Company, LLC be hereby authorized to file with the Commission such application or applications, and any amendments thereto, in such form as the Manager deems necessary or appropriate, and to do any and all things necessary or proper under the Act or under any other federal or state securities law or regulation, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by the Manager to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 15th day of March, 2010.

LOR, Inc., the Manager
of RFA Management Company, LLC

By: [signature]
Name: Donald P. Carson
Title: Secretary / Member

EXHIBIT B

VERIFICATION

STATE OF GEORGIA)
) ss:
COUNTY OF DEKALB)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended Application, dated March 15th, 2010 (the "*Amended Application*"), for and on behalf of RFA Management Company, LLC (the "*Company*"); that he is the SECRETARY/TREASURER of LOR, Inc., the Manager of the Company; and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such Amended Application have been taken. Deponent further says that he is familiar with the Amended Application, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Name: [signature]
Title: SECRETARY/TREASURER

On the 15th day of March, 2010, before me, PAMELA S. HADLOCK, the undersigned Notary Public, personally appeared DONALD P. CARSON personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed it.

Witness my hand and official seal.

[signature]

PAMELA S. HADLOCK
Notary Public
Gwinnett County
State of Georgia
My Commission Expires May 6, 2012

EXHIBIT C

PROPOSED NOTICE OF AMENDED APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA-____; File No. 803-194]

RFA Management Company, LLC; Notice of Application

March __, 2010

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: RFA Management Company, LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(G) from section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it and its officers and employees acting within the scope of their employment ("Applicant Employees") not to be persons within the intent of section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on February 28, 2006 and an amended and restated application was filed on March __, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April __, 2010 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, RFA Management Company, LLC, c/o Donald P. Carson, 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329.

For Further Information Contact: Don L. Evans, Senior Counsel, or Daniel S. Kahl, Branch Chief, at (202) 551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850)).

Applicant's Representations:

1. Applicant, a Georgia limited liability company, is a limited service "family office" that manages investments and performs incidental services exclusively for the heirs and beneficiaries of the estate of O. Wayne Rollins, his spouse, their lineal descendants (including adopted children) and the spouses and former spouses of such descendents (collectively, the "Family"). The Applicant also provides advisory services to trusts created exclusively for the benefit of Family members, private foundations and other entities all owned exclusively by Family members (or, in the case of charitable organizations solely funded by the Family) (the "Related Entities" and, together with the members of the Family, the "Family Clients").

2. Applicant is owned, directly or indirectly, exclusively by members of the Family. The Manager of RFA is LOR, Inc., which is owned by members of the Family and which has three directors, two of whom are members of the Family.

3. Applicant (i) provides investment management services to Family Clients, (ii) assists Family Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Family Clients. Applicant's investment management services consist of (i) evaluating the performance and strategies of third-party investment managers, (ii) assisting members of the Family in selecting those managers that it determines to be appropriate for Family Clients, (iii) recommending managers to Family Clients and (iv) monitoring the performance of managers and making recommendations regarding the disposition of managers. From time to time, Applicant employs third-party consultants to review and recommend outside managers.

4. Applicant is paid fees from and holds profits interests in various Related Entities. Generally when Applicant manages a pooled investment fund for Family Clients, it will be paid either a management fee, which is a percentage of assets under management, or occasionally it will receive as its compensation a profits interest or carried interest in the pooled investment fund. Historically, Applicant has recovered its direct and overhead expenses and generated a small profit, but depending on the actual facts of operation, Applicant can generate profit or loss in any year of operation. As the owners of Applicant, Family Clients either derive the benefit of Applicant's profits or are responsible for funding its losses.

5. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in the telephone book, any other directory or website as an investment adviser. Applicant does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities.

6. Applicant represents that it currently does not have and will not, in the future, solicit or accept any client (either retail or institutional) that is not a member of the Family or a

Related Entity. Applicant further represents that its sole purpose is to serve as a "family office" for the Family.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "...any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ..." Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11) of the Advisers Act.

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not qualify for any of the exemptions provided by section 203(b). Applicant also asserts that it is not prohibited from registering with the SEC under section 203A(a) because it has assets under management of not less than $25,000,000.

4. Applicant requests that the SEC declare Applicant and Applicant Employees not to be persons within the intent of section 202(a)(11). Applicant requests that the Commission's order include Applicant Employees because, if an Order was issued with respect to Applicant only, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers. Applicant states that there is no public interest in requiring it or Applicant Employees to be registered under

the Advisers Act because Applicant offers investment advisory services only to Family Clients. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for its existence and operation.

Applicant's Conditions:

Applicant agrees that the requested relief will be subject to the following conditions:

1. Applicant will offer and provide investment advisory services only to Family Clients and will not hold itself out to the public as an investment adviser.

2. If Applicant creates a board of directors or its equivalent, members of the Family will comprise at least a majority of such board of directors or its equivalent.

3. Applicant will at all times be owned, directly or indirectly, exclusively by one or more members of the Family.

4. All the existing and future Related Entities are excepted from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary